**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**March 3, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Granite Falls Energy, LLC**

**File No. 000-51277- CF#26249**

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       Granite Falls Energy, LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on Janary 26, 2011.

       Based on representations by Granite Falls Energy, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.31          through January 25, 2021

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Craig E. Slivka
                        Special Counsel